Exhibit 99.1

Lytus Technologies Expands HealthTech Initiatives and Strengthens Growth Trajectory

Lytus Healthcare launched to transform patient care in India

Company positioned to build on revenue growth momentum

Secures strategic financing to fuel next-generation technology expansion

Mumbai, India, Feb. 06, 2025 -- Lytus Technologies Holdings, Ltd. (NASDAQ: LYT), a leader in platform services and next-generation technology, is strengthening its position in the high-growth HealthTech sector through Lytus Healthcare, its fully owned subsidiary that is dedicated to revolutionizing patient care and healthcare accessibility in India.

With India’s healthcare sector projected to grow at a 22% CAGR, Lytus Healthcare aims to bridge critical gaps in service delivery by integrating AI-driven patient management solutions with personalized, technology-enabled care pathways. The initiative aligns with Lytus’ broader strategy of leveraging digital innovation to enhance essential services across its growing subscriber base of over 4 million users.

“As we expand our footprint in high-impact industries, healthcare presents a significant opportunity to drive both business growth and meaningful societal change,” said Dharmesh Pandya, CEO of Lytus Technologies. “Lytus Healthcare is positioned to deliver advanced, scalable solutions that improve access to quality care, streamline workflows for healthcare professionals, and enhance patient outcomes across India.”

Building Momentum through Strategic Expansion

Lytus recently reported 26% revenue growth for the first half of FY2025, reflecting increased adoption of its digital platform services and strategic expansion efforts. The company continues to strengthen its portfolio across fintech, AI, and digital services while exploring new markets and revenue streams.

“Our strong revenue growth is a testament to Lytus’ ability to execute on its vision and seize market opportunities,” added Pandya. “We are committed to sustainable growth while investing in next-generation solutions that enhance both customer experience and shareholder value.”

Strategic Financing to Support Expansion

To support its expansion initiatives, Lytus has entered into a Standby Equity Purchase Agreement (SEPA). Under this agreement, Lytus has access up to $100 million to deploy in its businesses as growth capital over the next three years.

An initial $6 million in funding has already been secured under the SEPA, providing Lytus with the flexibility to scale operations, expand its digital ecosystem, and advance HealthTech innovations.

“This financing enhances our ability to invest in high-growth sectors while maintaining operational agility,” Pandya noted. “As we build on our technology-driven approach, we remain focused on creating long-term value for our shareholders and stakeholders.”

A Future Built on Innovation

Lytus Technologies remains committed to scaling its operations, deepening its presence in emerging markets, and pioneering next-generation technology solutions that redefine industries. With a strong foundation in digital platform services, fintech, and AI, Lytus is well-positioned for sustained growth in the evolving global technology landscape.

For more information on the SEPA, including important terms and conditions, please see Lytus’ filings with the Securities and Exchange Commission, including its Current Reports on Form 6-K.

This communication shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the securities discussed herein, in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning the funding of the advances under the SEPA and Lytus’ ability to sell additional shares under the SEPA. These forward-looking statements are based on Lytus’ management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Lytus’ management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements, including those set forth under the caption “Risk Factors” and elsewhere in Lytus’ annual and current reports (i.e., Form 20-F and Form 6-K) as filed or furnished with the SEC and any subsequent public filings. Copies are available on the SEC’s website, www.sec.gov. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) risks related to Lytus’ liquidity and its ability to maintain capital resources sufficient to conduct its business, and (b) the ability of Lytus to satisfy the conditions under the SEPA and related agreements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Lytus assumes no obligation and, except as required by law, does not intend to update, or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Lytus gives no assurance that it will achieve its expectations.

About Lytus Technologies:

Lytus Technologies is a NASDAQ-listed platform services entity that builds and invests in businesses driving next-generation technology solutions. With a focus on digital streaming, HealthTech, fintech, AI, cybersecurity, and more, Lytus operates across India and various international markets, serving a growing base of 4 million active customers. Driven by a vision for innovation and excellence, Lytus is expanding into the Indian market, offering a spectrum of transformative business opportunities and pioneering next-generation technology solutions that reshape industries.

For more information about Lytus, please visit https://www.lytuscorp.com/

Media Contact:

Sarah Bandukwala
Marketing & Communications, Lytus Group
M: +91 97698 03197